December 28, 2010

VIA EDGAR (Correspondence Filing)

Mr. Richard Pfordte U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

RiverNorth Funds  (the “Registrant”)

Post-Effective Amendment No. 6

File Nos. 333-136185; 811-21934

Dear Mr. Pfordte:

On behalf of the Registrant, this letter responds to the comments Mr. Dominic Minore provided to Marc Collins on December 16, 2010 with respect to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement filed in order to register the RiverNorth/DoubleLine Strategic Income Fund (the "Fund"), a new series of  RiverNorth Funds.  Mr. Minore indicated he would be out of the office until after the first of the year and requested we send our responses to you in his absence.  Mr. Minore's comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1 – In the Fee Table, indicate whether the Class R shares will have a redemption fee.

Response 1 – The Class R shares and the Class I shares will both have a 2.00% redemption fee for shares redeemed within 90 days of purchase.  The Fee Table has been revised accordingly.

Comment 2 – Indicate in footnote 2 to the Fee Table that the acquired fund fees and expenses are estimated for the Fund's first fiscal year.

Response 2 – The requested change has been made.

Comment 3 – Provide more details regarding the expense cap agreement in footnote 3 to the Fee Table (including the duration, cap amount and any exclusions to the expense cap).

Response 3 – The requested additional information regarding the expense cap has been added to footnote 3 to the Fee Table.

Comment 4 –  To the extent there are exempted items from the expense cap agreement, those expenses need to be reflected in the "Other Expenses" line of the Fee Table.

Response 4 – Any expenses not covered under the expense cap agreement are included in the "Other Expenses" line of the Fee Table.

Comment 5 –  Confirm that the duration of the expense cap agreement will be at least one year from effective date of prospectus.

Response 5 – The expense cap agreement covers the period from the effective date of the Fund to January 31, 2012, more than one year from the effective date of the prospectus.

Comment 6 – In the Expense example, indicate in the last sentence that expenses will remain the same, except for the first year which is covered by the expense cap agreement.

Response 6 – The requested change has been made.

Comment 7 –  Confirm and provide details regarding recoupment of waived expenses in footnote 3 to the Fee Table.

Response 7 – The requested change has been made.

Comment 8 –  File a copy of the expense cap agreement with the Fund's next post-effective amendment.

Response 8 – A copy of the Expense Limitation Agreement will be filed with Post-Effective Amendment 7.

Comment 9 –  Regarding the three separate strategies in the Principal Investment Strategies section, please provide some range or allocation among the three.

Response 9 – After discussions with the Adviser and Sub-Adviser, it was determined that there will not be a set range for each of the separate strategies.  Accordingly, the following sentence has been added to the Principal Investment Strategy section:

"The adviser, in consultation with the sub-adviser, determines which portion of the Fund's assets get allocated to each strategy based on market conditions, although there is no set minimum for any strategy.  Therefore, the amount allocated to any individual strategy may be between 0% and 100%.  However, the adviser anticipates it will, under normal circumstances, allocate some portion of the Fund's assets to each of the three strategies at any given time."

Comment 10 – In the Principal Investment Strategies section, explain the use of the terms "tactical," "core" and "opportunistic".

Response 10 –  After consultation with the Adviser, the following descriptive sentences have been added to each of the separate strategies:

"The term "core" is used to indicate that the portion of the Fund's assets allocated to this strategy will be the Fund's principal fixed income holdings."

"The term "opportunistic" is used to indicate that the portion of the Fund's allocated to this strategy will be invested when there exists certain market conditions that offer potentially attractive risk adjusted returns."

"The term "tactical" is used to indicate that the portion of the Fund's allocated to this strategy will invest in closed-end funds to take advantage of pricing discrepancies in the closed-end fund market."

Comment 11 – In the last sentence of the second paragraph in the Tactical Closed-end Fund Income Strategy section, please revise the entire sentence in plain English.

Response 11 – The sentence has been revised as follows:

"The adviser performs both a quantitative and qualitative analysis of closed-end funds prior to any closed-end fund being added to the Fund's portfolio.  This analysis and the adviser's screening models and computer trading programs help determine when to buy and sell the closed-end funds in the Fund's portfolio."

Comment 12 –  In the last sentence of the third paragraph in the Tactical Closed-end Fund Income Strategy section, include more detail regarding junk bonds and their risks.

Response 12 – The following additional disclosure regarding high yield securities has been added:

"Junk bonds provide greater income and opportunity for gain, but entail greater risk of loss of principal.  The issuer of a fixed income security may not be able to make interest and principal payments when due.  With regard to junk bond issuers, the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation may be more at risk."

Comment 13 – Provide as part of the Statement of Additional Information, information regarding bond ratings.

Response 13 – Additional information regarding bond ratings has been added as an appendix to the Statement of Additional Information.

Comment 14 – Assess whether Registrant should include a "ratings agency risk" as a principal risk in the prospectus.

Response 14 – The Registrant has added the following new risk disclosure regarding credit rating agencies:

"Rating Agency Risk.  Ratings agencies such as S&P, Moody’s or other nationally recognized statistical rating organization ("NRSROs") provide ratings on debt securities based on their analyses of information they deem relevant.  Ratings are essentially opinions or judgments of the credit quality of an issuer and may prove to be inaccurate.  In addition, there may be a delay between events or circumstances adversely affecting the ability of an issuer to pay interest and or repay principal and a NRSRO’s decision to downgrade a security."

Comment 15 –  Disclose whether the Fund will invest in affiliated closed-end funds and if so, disclose any arrangements to waive load and/or fees.

Response 15 –  The Fund has no affiliated closed-end funds.  However, if there are future affiliated closed-end funds, the Adviser has acknowledged the need to waive certain fees and loads associated with such funds.  Accordingly, the following sentence as been added:

"If the Fund invests in other affiliated closed-end funds, the Fund will only do so in accordance with the Investment Company Act of 1940.  The Adviser may also be required to waive certain fees in the event the Fund invests in affiliated closed-end funds."

Comment 16 –  In the first paragraph in the Core Fixed Income Strategy section, explain what foreign hybrid securities are.

Response 16 – After consultation with the Adviser and Sub-Adviser to the Fund, references to foreign hybrid securities have been deleted.

Comment 17 – In the last sentence of the first paragraph in the Core Fixed Income Strategy section, identify what the "other securities" mentioned in the sentence are.

Response 17 – The reference to "other securities" has been deleted as the list provided is exhaustive of the securities in which the Fund may invest.

Comment 18 – Specify the degree to which the Fund may invest in foreign securities, emerging markets, fixed income, etc.  If there is no limit, so state.

Response 18 – After consultation with the Adviser and Sub-Adviser to the Fund, it was confirmed that there  is no limit on the amount of foreign, emerging market or fixed income securities in which the Fund may invest.  Accordingly, disclosures stating there are no limits has been added.

Comment 19 –  In the last sentence of the Opportunistic Income Strategy section, support the last sentence of the section which states the investment portfolio is expected to have volatility similar to that of U.S. long treasury securities.  Has this been tested?  If not, delete.

Response 19 – The sentence in question has been deleted.

Comment 20 – In the Principal Risk section, in the last sentence of the first paragraph, change the phrase "are some specific risks" to "is a summary of the principal risks".

Response 20 – The requested change has been made.

Comment 21 – Under the Asset-Backed Security Risk, revise the risk in light of the fact that some asset-backed securities have no tangible assets (loan receivables).

Response 21 – The risk disclosure has been revised as follows:

Asset-Backed Securities Investment Risk.  The Fund may run the risk that the impairment of the value of the ~~collateral~~ assets (whether tangible or intangible) underlying a security in which the Fund invests, such as non-payment of loans, will result in a reduction in the value of the security.

Comment 22 - Under the litigation and investigation risk, make clearer that the Fund is not a party to the litigation.

Response 22 – The requested change has been made.

Comment 23 – Under Mortgage-Backed Securities risk, consider the following additional sub-risks, continued illiquidity of the mortgage markets, risks of delayed foreclosure proceedings, underlying collateral devaluation, disclose the degree to which underlying collateral are subprime of other exotic lending arrangements, and geographic concentration of collateral.

Response 23 – After discussion with the Adviser and Sub-Adviser, the following additional sub risk disclosures have been added:

"- illiquidity of mortgage markets:  the mortgage markets are currently facing additional economic pressures such as the devaluation of the underlying collateral, increased loan underwriting which limits the number of real estate purchasers, and excess supply of properties in certain geographic regions which puts additional downward pressure on the value of real estate in these regions."

Comment 24 – Include a New Fund Risk disclosure.

Response 24 – The following New Fund risk disclosure has been added:

"New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees, in consultation with the Adviser, may determine to liquidate the Fund.  A liquidation can be initiated by the Board of Trustees without a shareholder vote and, while shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders."

Comment 25 – In the performance section, revise the paragraph to conform to Form N-1A regarding new funds and benchmark performance.

Response 25 – The requested change has been made.

Comment 26 – Indicate whether there are subsequent investment minimums in the Buying and Selling Fund Shares section.

Response 26 – Revisions have been made indicating the subsequent minimum investment limit is $100 for each share class.

Comment 27 – In the Tax Information section, indicate the Fund "intends" to pay distributions, per Item 7 of Form N-1A.

Response 27 – The requested change has been made.

Comment 28 –  Acknowledge the comments provided regarding the summary prospectus are applicable to the statutory section of the prospectus as well.

Response 28 – Registrant acknowledges that comments regarding the disclosures in Item 4 are applicable to Item 9 and corresponding changes have been made in response to Mr. Minore's comments.

Comment 29 –  Confirm that the same risks are disclosed in the summary and statutory sections of the prospectus.

Response 29 – Registrant confirms that the principal risks disclosed in summary format in Item 4 are detailed in Item 9.

Comment 30 –  In the statutory risk disclosures, under mortgage-backed security risk, change the label of the sub-risk from "Liquidity Risk" to "Illiquidity Risk".

Response 30 – The requested change has been made.

Comment 31 – Under the section entitled "Borrowings," confirm that the cost of the ReFlow arrangement is included in the Fund's "Other Expenses" in the Fee Table.

Response 31 – The Fund has not utilized the Re-Flow auction facility for liquidity purposes.  To the extent it does so, the expenses (interest charges) associated with such transactions will be included in the Fee Table.

Comment 32 –  Under the section entitled "Borrowings", disclose the duration of the Reflow agreements.

Response 32 – If utilized, the duration of the borrowing under the Re-Flow auction facility will not exceed 28 days.

Comment 33 –  Under "Management of the Fund," under the section regarding Legal Proceedings, identify which U.S. Government agencies are referred to in the 3rd paragraph.

Response 33 – The Registrant will provide additional detail regarding the pending litigation, including agencies involved in the purported investigation of the Sub-Adviser in Post-Effective Amendment 7.

Comment 34 – Review the last sentence of the section and determine if the legal proceedings do impact the viability of the Fund.

Response 34 – The sentence in question has been deleted.

Statement of Additional Information

Comment 35 –  In the Statement of Additional Information, under the Investment Restrictions, in the paragraph following paragraph 8, indicate the limits to not apply to the 15% illiquidity limits either.

Response 35 – The requested change has been made.

Comment 36 –  In the second paragraph following Investment Restriction 8, provide support in the law or delete this entire paragraph.

Response 36 – The paragraph in question has been deleted.

Comment 37 - In the Non-Fundamental Restrictions section, Paragraph 2 dealing with Borrowings, change the limit from one third to 5%, OR provide leveraging risk disclosures in the prospectus and make sure leverage costs (such as interest expenses) are listed as a separate line item in the Fee Table.

Response 37 – The only borrowing that would be done in excess of 5% would be for the use of  a redemption facility, similar to Reflow's auction facility, to pay redemption requests.  The Fund does not intend to borrow for leveraging purposes.  However, the amounts could exceed 5%, accordingly, additional risk disclosure regarding borrowings has been added to the prospectus.

Comment 38 –  In the Management of the Fund section, in the paragraph that starts "Trustee Qualifications," instead of stating the Trust "believes," indicate the Trust "has concluded."

Response 38 – The requested change has been made.

Comment 39 – File omitted exhibits.

Response 39 – The previously omitted exhibits will be filed with Post-Effective Amendment 7, which will also reflect all changes made pursuant to the Staff's other comments.

*     *     *     *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6774 if you should require any further information.

Sincerely,

s/ Marc L. Collins

Marc L. Collins